Contact

www.linkedin.com/in/aroontungare
(LinkedIn)
www.motorola.com/staticfiles/
Business/Corporate/US-EN/
technology/people-tungare-
aroon.html (Other)

Top Skills

Mobile Devices

Cross-functional Team Leadership

Product Management

Aroon Tungare, PhD

CEO & Co-Founder, NODABL Networks....Broadband networks &
services that enable communities & enterprises to flourish
Greater Chicago Area

Summary

Release of 150 MHz of CBRS spectrum by the FCC for shared
commercial and military use has created an opportunity for NODABL
to compete with wireless carriers and cable operators in offering
cost-effective broadband to rural and underserved communities and
Private LTE/5G networks and services to enterprises.

NODABL offers its customers comprehensive, custom-designed,
enterprise grade broadband networks and services using novel
solution architectures that deliver 4G/LTE and 5G benefits at WiFi
economics. Private networks are offered as a managed service
ensuring that enterprises and businesses are not burdened with a
high upfront CAPEX but rather a predictable annual OPEX. NODABL
is presently focused on delivering solutions to manufacturing,
utilities, education, healthcare, hospitality, and city and county
government verticals.

Aroon brings 25 years of wireless industry experience to his role
as CEO and is focused on delivering significant economic value to
NODABL's customers, technology partners, and other stakeholders.
Prior to NODABL Aroon held leadership roles in R&D, Product
Innovation, and IPR in Motorola, Motorola Solutions, and Sonim
Technologies, and led global teams across US, Europe, and Asia.
Aroon is a prolific inventor with 19 U.S. patents.

Experience

NODABL Networks
CEO & Co-Founder
January 2019 - Present (2 years 10 months)
Waxahachie, Texas, United States

Batwing Innovations Inc.
Founder and President

February 2015 - Present (6 years 9 months)

Responsible for helping Fortune 500 clients understand and harness disruptive emerging technologies such as Wireless Power, IoT, Data Analytics, and Wearables, and advising them with differentiated products, solutions, and services development.

Sonim Technologies
4 years 9 months

Vice President, IPR & Innovation
January 2018 - February 2020 (2 years 2 months)
San Mateo, CA

Vice President, Portfolio Strategy and Product Management
June 2015 - December 2017 (2 years 7 months)
San Mateo, CA

Sonim is a manufacturer of ultra-rugged smartphones & accessories for industrial, enterprise, public safety, and defense markets.

I am responsible for Sonim's product portfolio of devices, accessories, applications and services, and for product and marketing teams located in China, India, and US. I manage relations with strategic partners, key carrier and non-carrier go-to-market customers and supply chain partners. I also oversee patent creation, infringement, and litigation matters.

Motorola Solutions Inc.
Senior Director, Licensing & Strategic Partnerships
January 2011 - December 2014 (4 years)
Schaumburg, IL

Motorola Solutions is a leading manufacturer of mission-critical communications equipment and mobile computers generating sales of $9.5 billion in 2011 and employing 15,000 people in worldwide locations.

Managed the company patent portfolio of 9,500 assets. Led a core team to create and execute patent filing strategies and budgets, manage operations of company-wide patent committees, execute patent enforcement campaigns, acquisitions and divestitures, conduct competitive benchmarking, and book licensing revenues.

Motorola
15 years 1 month

Senior Director, Partnerships & Business Development
August 2008 - December 2010 (2 years 5 months)
Schaumburg, IL

Tasked with improving Motorola's execution on technology commercialization, leveraging R&D spend through targeted external partnerships, leveraging Motorola's venture investments in start-ups, and in-/out-licensing of technology and IPR

Senior Director of R&D
July 2006 - July 2008 (2 years 1 month)

Responsible for directing PhD centric research teams in multiple US locations and in Germany & S. Korea focused on Microminiaturization, Wearables, Internet of Things, and Wireless Communications research.

Established (in 2006) and led as Director, Motorola's Things to Things Research Center in Seoul, S. Korea, and a 4-year joint R&D on Distributed Sensor Networks with ETRI (Electronics & Telecommunications Research Institute) and MIC (Ministry of Information & Communications).

CTO staff role as Partnership Development Manager coordinating all research at Motorola Labs targeted at Motorola's Mobile Devices (cellular) business.

Several technology commercialization successes including creation of supply chains for new Labs technologies, technology implementation in over 120 million cell phones, and creation of an "intrapreneurial" partnership between Mot Labs & Motorola Singapore for module manufacturing that generated $ 580 M in revenue in 2005.

Director of R&D
July 2002 - July 2006 (4 years 1 month)
Schaumburg, IL

Led Motorola and Government funded technology development in interconnect, assembly, and packaging technologies. Provided roadmaps and thought leadership to the electronics supply chain.

Senior Manager, High Density Interconnect Technologies
December 1995 - July 2002 (6 years 8 months)
Schaumburg, iL

Developed a hugely successful track record of implementing Motorola Lab innovations in cell phones, and successfully shepherding multiple technologies (HDI, Functional Modules, Environmentally Friendly-PCBs) from bench scale research to commercial implementation. Personally trained staff in FMEA analysis and implemented Six Sigma manufacturing for HDI PCBs

AlliedSignal
Product Steward
September 1989 - November 1995 (6 years 3 months)
Developed the FR404 laminate in 1995 (which is still in production today by Isola Group). Secured key patents that were used to secure an ITC injunction against foreign companies importing infringing products into the U.S.

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Education

Syracuse University
PhD, Chemical Engineering

Syracuse University
Master's Degree, Chemical Engineering

Indian Institute of Technology, Bombay
B.S., Chemical Engineering